Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2019

Unaudited Consolidated Financial Results

BEIJING, August 20, 2019 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2019.

Management Commentaries

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “Our second quarter revenues exceeded the high end of our revenue guidance for the quarter. Notably, this revenue growth was driven by our mobile games and AI-related businesses. During the quarter, revenues from our mobile games business increased by 109% year over year while revenues from AI and other businesses increased by 236% year over year. These robust growth performances are a testament to our continuous product enhancement and innovation. By leveraging our massive user base and cash generated from our utility product business, we have increasingly streamlined our operations to bolster these two growing business segments. Looking ahead, we will continue to invest heavily in our AI-related business to build our growth engine over the long-term in a new technological era.”

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “In the quarter, our utility products and related services continued to generate a solid profit of RMB121 million while losses from the mobile entertainment business continued to narrow. As of June 30, 2019, we had cash, cash equivalents, restricted cash, short-term investments of US$488 million, and long-term investments of US$287 million. Looking ahead, we are confident in our long-term growth prospects and believe that our strong cash generation capabilities in utilities products and related services and games, combined with our healthy cash balance, will enable us to continue expanding into the AI space through the integration of AI technology and innovative product design.”

Second Quarter 2019 Operating Metric

The average number of global mobile monthly active users (“Mobile MAUs”) was 376.5 million in the second quarter of 2019. The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 74.2% of the total number of Mobile MAUs in the second quarter of 2019.

Second Quarter 2019 Consolidated Financial Results

REVENUES

Total revenues were RMB970.1 million (US$141.3 million) in the second quarter of 2019, decreasing by 12.1% year over year.

Revenues from utility products and related services decreased by 44.0% year over year to RMB423.5 million (US$61.7 million) in the second quarter of 2019. This year-over-year decrease was primarily due to the slowdown of the Company’s overseas mobile utility business, resulting from the negative publicity caused by a news article from 2018, and the softness of the domestic advertising industry in 2019.

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Revenues from the mobile entertainment business increased by 49.6% year over year to RMB498.0 million (US$72.5million), driven by the growth of both the Company’s mobile games business and LiveMe business.

•

Revenues from the mobile games business increased by 108.5% year over year to RMB289.2 million (US$42.1 million) in the quarter. This increase was mainly attributable to the strong performance of Bricks n Balls, which began to ramp up in the middle of July 2018, as well as several new casual games launched earlier in the year. In addition, the Company’s flagship titles, including Piano Tiles 2, Rolling Sky, and Dancing Line, also exhibited strong performance throughout the quarter.

•

Revenues from LiveMe increased by 7.5% year over year to RMB208.8 million (US$30.4 million). The increase was primarily driven by higher average revenue per paying user. LiveMe introduced several new features in the quarter to enhance user interaction, competition, and engagement.

AI and other revenues grew by 236.2% year over year to RMB48.6 million (US$7.1 million), mainly driven by the sales of Cheetah Translator, the Company’s AI-based interpretation device.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 6.9% year over year to RMB327.0 million (US$47.6 million) in the second quarter of 2019. The year-over-year decrease resulted from the reduced traffic acquisition costs associated with the Company’s third-party advertising platform business, partially offset by increases in both content and channel costs in relation to the Company’s mobile game business as well as costs associated with the Company’s AI business. Non-GAAP cost of revenues decreased by 7.0% year over year to RMB326.8 million (US$47.6 million) in the second quarter of 2019.

Gross profit decreased by 14.5% year over year to RMB643.2 million (US$93.7 million) in the second quarter of 2019. Non-GAAP gross profit decreased by 14.5% year over year to RMB643.3 million (US$93.7 million). Gross margin was 66.3% in the second quarter of 2019, compared to 68.2% in the second quarter of 2018. Non-GAAP gross margin was 66.3% in the second quarter of 2019, compared to 68.2% in the second quarter of 2018.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses increased by 12.0% year over year to RMB698.9 million (US$101.8 million) in the second quarter of 2019. Total non-GAAP operating expenses increased by 9.1% year over year to RMB665.1 million (US$96.9 million) in the second quarter of 2019.

•

Research and development (R&D) expenses increased by 36.2% year over year to RMB211.4 million (US$30.8 million) in the second quarter of 2019. This increase was primarily attributable to higher share-based compensation expenses and an increased R&D headcount in relation to the Company’s mobile games and AI-related businesses. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased by 24.7% year over year to RMB197.8 million (US$28.8 million) in the second quarter of 2019.

•

Selling and marketing expenses increased by 3.2% year over year to RMB381.8 million (US$55.6 million) in the second quarter of 2019. This increase was mainly a result of the Company’s increased promotional efforts for its new mobile games. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 3.8% year over year to RMB381.2 million (US$55.5 million) in the second quarter of 2019.

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•

General and administrative expenses increased by 17.5% year over year to RMB117.6 million (US$17.1 million) in the second quarter of 2019. This year-over-year increase was primarily due to increases in professional service fees, and share-based compensation expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 15.5% year over year to RMB98.0 million (US$14.3 million) in the second quarter of 2019.

Operating loss was RMB55.7 million (US$8.1 million) in the second quarter of 2019, compared to an operating profit of RMB127.9 million in the same period last year. Non-GAAP operating loss was RMB21.8 million (US$3.2 million) in the second quarter of 2019, compared to a Non-GAAP operating income of RMB142.6 million in the same period last year.

The Company has reported its operating profit (loss) along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services was RMB121.1 million (US$17.6 million) in the second quarter of 2019, decreasing from RMB282.1 million in the second quarter of 2018, mainly due to the revenue decrease.

•

Operating loss for the mobile entertainment business was RMB68.4 million (US$10.0 million) in the second quarter of 2019, compared to operating loss of RMB98.6 million in the same period last year. The reduced losses were mainly attributable to the increasing operational leverage and stricter cost and expense management for LiveMe, as well as the improved operating profits for the Company’s flagship games, partially offset by initiatives to launch new titles.

Share-based compensation expenses were RMB34.0 million (US$4.9 million) in the second quarter of 2019, compared to RMB14.6 million in the same period last year, as the Company granted a certain number of restricted shares to employees.

OTHER INCOME, NET

Other income, net was RMB33.8 million (US$4.9 million) in the second quarter of 2019, which was primarily due to increases in fair value of certain long-term investments, including our investments in Codemao, a Chinese online education platform that teaches programming to children, and SuperAtom, an online finance platform focusing on the southeastern Asia markets, in the second quarter of 2019.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB48.5 million (US$7.1 million) in the second quarter of 2019. Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB82.5 million (US$12.0 million) in the second quarter of 2019.

NET INCOME PER ADS

Diluted earnings per ADS was RMB0.28 (US$0.04) in the second quarter of 2019. Non-GAAP diluted income per ADS was RMB0.52 (US$0.08) in the second quarter of 2019.

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BALANCE SHEET

As of June 30, 2019, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB3,351.4 million (US$488.2 million).

SHARES ISSUED AND OUTSTANDING

As of June 30, 2019, the Company had a total of 1,433,343,199 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

RECENT UPDATES

LiveMe to Amend its Share Incentive Plan

To better incentivize LiveMe’s key employees amid increasingly fierce competition throughout the live streaming and short-form video market, both LiveMe’s board of directors and Cheetah Mobile’s board of directors have approved LiveMe to (i) amend its share incentive plan to increase the number of shares to be issued under the current plan and (ii) issue a certain number of new shares into a trust under the plan for the benefit of current and future recipients of LiveMe’s share incentive awards. The amendment of the plan and the issuance of new shares will become effective on September 30, 2019.

As a result, Cheetah Mobile will no longer hold the majority voting power in LiveMe and will cease to consolidate LiveMe’s financial results into the Company’s consolidated financial statements starting the fourth quarter of 2019.

Share Repurchase Program

On September 13, 2018, the Company announced that its board of directors had approved a share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months. The Company funded repurchases made under this program from its available cash balance. As of August 19, 2019, the Company had repurchased approximately 4.5 million ADSs for approximately US$32 million under this program.

Business Outlook

For the third quarter of 2019, the Company expects its total revenues to be between RMB940 million (US$137 million) and RMB980 million (US$143 million). This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, August 20, 2019 at 8:00 a.m. Eastern Time or 8:00 p.m. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

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The replay will be accessible through August 27, 2019 by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10134187

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.8650 to US$1.00, the exchange rate in effect as of June 30, 2019, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, Bricks n Balls, and live streaming product LiveMe. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•	Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•	Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•	Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•	Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•

Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable non-controlling interests, divided by weighted average number of diluted ADSs.

•	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

•	Free cash flow is net cash generated by operating activities less capital expenditure.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

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Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,783,843	1,928,068	280,855
Restricted cash	6,133	2,657	387
Short-term investments	930,610	1,420,652	206,941
Accounts receivable	655,261	537,329	78,271
Prepayments and other current assets	1,064,714	1,198,326	174,556
Due from related parties	126,990	250,607	36,505

Total current assets	5,567,551	5,337,639	777,515

Non-current assets:
Property and equipment, net	63,919	66,575	9,698
Right-of-use assets, net*	—	210,267	30,629
Intangible assets, net	48,421	64,687	9,423
Goodwill	617,837	629,583	91,709
Investment in equity investees	151,533	165,690	24,135
Other long term investments	1,697,510	1,803,940	262,773
Due from related parties	21,139	16,878	2,459
Deferred tax assets	88,896	129,085	18,803
Other non-current assets	35,830	36,177	5,269

Total non-current assets	2,725,085	3,122,882	454,898

Total assets	8,292,636	8,460,521	1,232,413

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	171,055	163,490	23,815
Accrued expenses and other current liabilities	1,514,642	1,355,760	197,489
Due to related parties	37,298	37,516	5,465
Income tax payable	112,770	100,745	14,675

Total current liabilities	1,835,765	1,657,511	241,444

Non-current liabilities:
Deferred tax liabilities	110,291	116,920	17,031
Other non-current liabilities*	64,185	279,579	40,724

Total non-current liabilities	174,476	396,499	57,755

Total liabilities	2,010,241	2,054,010	299,199

Mezzanine equity:
Redeemable noncontrolling interests	687,847	708,534	103,210

Shareholders’ equity:
Ordinary shares	230	231	34
Treasury stock	(221,932)	(221,932)	(32,328)
Additional paid-in capital	2,742,893	2,801,117	408,029
Retained earnings	2,705,970	2,740,847	399,249
Accumulated other comprehensive income	249,304	266,821	38,867

Total Cheetah Mobile shareholders’ equity	5,476,465	5,587,084	813,851
Noncontrolling interests	118,083	110,893	16,153

Total equity	5,594,548	5,697,977	830,004

Total liabilities, mezzanine equity and equity	8,292,636	8,460,521	1,232,413

*	On January 1, 2019, the company adopted ASC 842, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	USD
Revenues	1,103,456	1,085,628	970,145	141,318
Utility products and related services	756,093	497,933	423,524	61,694
Mobile entertainment	332,907	556,230	498,021	72,545
AI and others	14,456	31,465	48,600	7,079
Cost of revenues (a)	(351,360)	(366,931)	(326,982)	(47,630)

Gross profit	752,096	718,697	643,163	93,688
Operating income and expenses:
Research and development (a)	(155,202)	(196,938)	(211,369)	(30,789)
Selling and marketing (a)	(369,914)	(436,629)	(381,818)	(55,618)
General and administrative (a)	(100,107)	(105,829)	(117,644)	(17,137)
Impairment of goodwill and intangible assets	(5,587)	—	—	—
Other operating income	6,660	3,002	11,957	1,742

Total operating income and expenses	(624,150)	(736,394)	(698,874)	(101,802)
Operating profit (loss)	127,946	(17,697)	(55,711)	(8,114)
Other income (expense):
Interest income, net	19,425	31,617	31,988	4,660
Foreign exchange gain (loss) , net	10,022	(5,373)	1,280	186
(Loss) Gain from equity method investments, net	(2,818)	6,141	10,566	1,539
Other income, net	67,166	432	33,766	4,919

Income before taxes	221,741	15,120	21,889	3,190
Income tax expenses (benefits)	(27,993)	(12,434)	24,422	3,557

Net income	193,748	2,686	46,311	6,747

Less: net loss attributable to noncontrolling interests	(2,792)	(4,428)	(2,220)	(323)

Net income attributable to Cheetah Mobile shareholders	196,540	7,114	48,531	7,070

Earnings (Losses) per share
Basic	0.13	0.00	0.03	0.00
Diluted	0.13	0.00	0.03	0.00
Earnings (Losses) per ADS
Basic	1.33	(0.02)	0.28	0.04
Diluted	1.29	(0.02)	0.28	0.04
Weighted average number of shares outstanding
Basic	1,407,191,965	1,365,622,524	1,367,557,150	1,367,557,150
Diluted	1,452,195,012	1,392,184,524	1,388,236,454	1,388,236,454
Weighted average number of ADSs outstanding
Basic	140,719,197	136,562,252	136,755,715	136,755,715
Diluted	145,219,501	139,218,452	138,823,645	138,823,645
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	188,530	(82,541)	93,367	13,600
Unrealized gain on available-for-sale securities, net	—	3,498	3,872	564

Other comprehensive income (loss)	188,530	(79,043)	97,239	14,164

Total comprehensive income (loss)	382,278	(76,357)	143,550	20,911
Less: Total comprehensive income (loss) attributable to noncontrolling interests	1,358	(4,271)	(1,698)	(247)

Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	380,920	(72,086)	145,248	21,158

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	90	159	143	21
Research and development	(3,365)	16,512	13,578	1,978
Selling and marketing	2,683	2,827	593	86
General and administrative	15,225	7,153	19,640	2,861

Total	14,633	26,651	33,954	4,946

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended June 30, 2019
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	970,145				970,145		141,318
Cost of revenues	(326,982)	33.7%	143	0.0%	(326,839)	33.7%	(47,609)

Gross profit	643,163	66.3%	143	0.0%	643,306	66.3%	93,709
Research and development	(211,369)	21.8%	13,578	1.4%	(197,791)	20.4%	(28,811)
Selling and marketing	(381,818)	39.4%	593	0.1%	(381,225)	39.3%	(55,532)
General and administrative	(117,644)	12.1%	19,640	2.0%	(98,004)	10.1%	(14,276)
Other operating income	11,957	1.2%	—	0.0%	11,957	1.2%	1,742

Total operating income and expenses	(698,874)	72.0%	33,811	3.5%	(665,063)	68.6%	(96,877)
Operating loss	(55,711)	5.7%	33,954	3.5%	(21,757)	2.2%	(3,168)
Net income attributable to Cheetah Mobile shareholders	48,531	5.0%	33,954	3.5%	82,485	8.5%	12,015
Diluted earnings per ordinary share (RMB)	0.03		0.02		0.05
Diluted earnings per ADS (RMB)	0.28		0.24		0.52
Diluted earnings per ADS (USD)	0.04		0.04		0.08

	For The Three Months Ended March 31, 2019
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,085,628				1,085,628
Cost of revenues	(366,931)	33.8%	159	0.0%	(366,772)	33.8%

Gross profit	718,697	66.2%	159	0.0%	718,856	66.2%
Research and development	(196,938)	18.1%	16,512	1.5%	(180,426)	16.6%
Selling and marketing	(436,629)	40.2%	2,827	0.3%	(433,802)	40.0%
General and administrative	(105,829)	9.7%	7,153	0.7%	(98,676)	9.1%
Other operating income	3,002	0.3%	—	0.0%	3,002	0.3%

Total operating income and expenses	(736,394)	67.8%	26,492	2.4%	(709,902)	65.4%
Operating (loss) profit	(17,697)	1.6%	26,651	2.5%	8,954	0.8%
Net income attributable to Cheetah Mobile shareholders	7,114	0.7%	26,651	2.5%	33,765	3.1%
Diluted (losses) earnings per ordinary share (RMB)	(0.00)		0.02		0.02
Diluted (losses) earnings per ADS (RMB)	(0.02)		0.19		0.17

	For The Three Months Ended June 30, 2018
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,103,456				1,103,456
Cost of revenues	(351,360)	31.8%	90	0.0%	(351,270)	31.8%

Gross profit	752,096	68.2%	90	0.0%	752,186	68.2%
Research and development	(155,202)	14.1%	(3,365)	0.3%	(158,567)	14.4%
Selling and marketing	(369,914)	33.5%	2,683	0.2%	(367,231)	33.3%
General and administrative	(100,107)	9.1%	15,225	1.4%	(84,882)	7.7%
Impairment of goodwill and intangible assets	(5,587)	0.5%	—	0.0%	(5,587)	0.5%
Other operating income	6,660	0.6%	—	0.0%	6,660	0.6%

Total operating income and expenses	(624,150)	56.6%	14,543	1.3%	(609,607)	55.2%
Operating profit	127,946	11.6%	14,633	1.3%	142,579	12.9%
Net income attributable to Cheetah Mobile shareholders	196,540	17.8%	14,633	1.3%	211,173	19.1%
Diluted earnings per ordinary share (RMB)	0.13		0.01		0.14
Diluted earnings per ADS (RMB)	1.29		0.10		1.39

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in’000, except for percentage)

	For The Three Months Ended June 30, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	423,524	498,021	48,600	—	970,145	141,318
Operating profit (loss)	121,079	(68,398)	(74,438)	(33,954)	(55,711)	(8,114)
Operating margin	28.6%	(13.7)%	(153.2)%		(5.7)%	(5.7)%

	For The Three Months Ended March 31, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	497,933	556,230	31,465	—	1,085,628
Operating profit (loss)	123,175	(44,148)	(70,073)	(26,651)	(17,697)
Operating margin	24.7%	(7.9)%	(222.7)%		(1.6)%

	For The Three Months Ended June 30, 2018
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	756,093	332,907	14,456	—	1,103,456
Operating profit (loss)	282,090	(98,568)	(40,943)	(14,633)	127,946
Operating margin	37.3%	(29.6)%	(283.2)%		11.6%

* Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

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CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

For The Three Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	196,540	7,114	48,531	7,070
Add:
Income tax expenses (benefits)	27,993	12,434	(24,422)	(3,557)
Interest income, net	(19,425)	(31,617)	(31,988)	(4,660)
Depreciation and amortization	21,573	16,351	16,809	2,449
Net loss attributable to noncontrolling interests	(2,792)	(4,428)	(2,220)	(323)
Other non-operating income , net	(74,370)	(1,200)	(45,612)	(6,644)
Share-based compensation	14,633	26,651	33,954	4,946

Adjusted EBITDA	164,152	25,305	(4,948)	(719)

CHEETAH MOBILE INC.
Revenues Generated from PC-based and Mobile-based Applications and Services
(Unaudited, in ‘000)

For The Three Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	USD
PC	137,763	120,278	142,346	20,735
Mobile	965,693	965,350	827,799	120,583

Total	1,103,456	1,085,628	970,145	141,318

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

For The Three Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	USD
Domestic	453,837	424,323	382,396	55,702
Overseas	649,619	661,305	587,749	85,616

Total	1,103,456	1,085,628	970,145	141,318

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